TOKYO STAR BANK

RECEIVED

2008 JAN 14 A 10:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08000182

Office of International Corporate Finance
Securities and Exchange Commission
450 fifth Street, N.W.
Washington, D.C. 20549

SUPPL

January 9, 2008.

Re: The Tokyo Star Bank, Limited (the "Bank") File No. 82-35006 -Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Please find enclosed the Bank's information furnished pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, subsequent to the filing exemption established with the **SEC File No. 82-35006** as of August 18, 2006.
Summary of the enclosure is provided in the Exhibit-A hereto.

If you have any questions regarding the information and documents furnished, please contact the undersigned at 011-81-3-3224-7281 or Fax 011-81-3-3586-5137 The Tokyo Star Bank, Limited 6-16 Akasaka 1-chome, Minato-ku, Tokyo 107-8384 JAPAN.

Sincerely yours,

PROCESSED
JAN 15 2008
THOMSON
FINANCIAL

Christopher K. Taniguchi, CTP

// Enclosures

1/14

No.	Release Date	Document Name	When and by Whom required to be made public, filed or distributed
1	14/12/2007	Announcement in response to the media reports	Required by TSE to be made public immediately
2	21/12/2007	Regarding "Announcement of the Conclusion of a TOB Agreement to commence a TOB for the Shares of The Tokyo Star Bank and an Application for the Necessary Approval to Become Major Shareholders of the Bank"	Required by TSE to be made public immediately

For immediate Release

December 14, 2007.

The Tokyo Star Bank, Limited
(Code: 8384 TSE First Section)

Statement regarding Today's Media Report

Tokyo (Friday, December 14, 2007) – Today, The Tokyo Star Bank, Limited ("Tokyo Star Bank") announced that, in response to yesterday's media reports that U.S. investment fund Lone Star have agreed in principle to sell its 68 percent stake in Tokyo Star Bank to private equity fund Advantage Partners and the private equity fund will buy out minority investors via a TOB in January, it can't comment on the investment activities of specific shareholders.

For immediate Release

December 21, 2007.

The Tokyo Star Bank, Limited
(Code: 8384 TSE First Section)

Regarding "Announcement of the Conclusion of a TOB Agreement to commence a TOB for the Shares of The Tokyo Star Bank and an Application for the Necessary Approval to Become Major Shareholders of the Bank" released today

TOKYO (Friday, December 21, 2007) - Japan Banking Investment Partners, L.P., Tokyo Capital Management Partners, L.P., Cayman Strategic Partners, L.P. and Japan Blue Sky Capital Partners, L.P. (collectively, the "Prospective Bidders") have released an " Announcement of the Conclusion of a TOB Agreement to commence a TOB for the Shares of The Tokyo Star Bank and an Application for the Necessary Approval to Become Major Shareholders of the Bank"(the "Announcement").

If the details of the TOB will turn out to be beneficial for all of our shareholders, depositors, employees and other stake holders, The Tokyo Star Bank, Limited ("Tokyo Star Bank") might stand for the stated TOB by the Prospective Bidders. However, given the fact that it is still uncertain when all of the conditions described in the Announcement including the approval necessary from the Commissioner of the FSA to become major shareholders of the Bank will be met and that the details of the conditions of the TOB, such as the period of the TOB, are said to be announced separately subject to the approval necessary from the Commissioner of the FSA to become major shareholders of the Bank, then Tokyo Star Bank will announce our position immediately after it will have examined all the information to be provided by the Prospective Bidders when their final decision to proceed the TOB will be made.

Attached document:
"Announcement of the Conclusion of a TOB Agreement to commence a TOB for the Shares of The Tokyo Star Bank and an Application for the Necessary Approval to Become Major Shareholders of the Bank"

December 21, 2007.

Japan Banking Investment Partners, L.P.
Tokyo Capital Management Partners, L.P.
Cayman Strategic Partners, L.P.
Japan Blue Sky Capital Partners, L.P.

Announcement of the Conclusion of a TOB Agreement to commence a TOB for the Shares of The Tokyo Star Bank and an Application for the Necessary Approval to Become Major Shareholders of the Bank

TOKYO (December 21, 2007) - Japan Banking Investment Partners, L.P., Tokyo Capital Management Partners, L.P., Cayman Strategic Partners, L.P. and Japan Blue Sky Capital Partners, L.P. (collectively, the "**Prospective Bidders**") have entered into a TOB Agreement (the "**TOB Agreement**") with the largest shareholder, LSF-TS Holdings SCA and the second largest shareholder, LSF-Tokyo Star Holdings SCA (collectively, the "**Largest Shareholders**"), as follows, in order to acquire the shares and the share purchase warrants (collectively, the "Shares") of The Tokyo Star Bank, Limited (the "**Target Company**") through a TOB for the Shares (the "**TOB**"").

The Prospective Bidders have also applied today for the approval necessary to become major shareholders of the Bank pursuant to Paragraph 1 of Article 52-9 of the Banking Law.

Each of the Prospective Bidders is a fund separately organized for the purpose of investing in the Target Company, is contributed to by investors from Japan and/or abroad, and is provided with information regarding the analysis and examination of the Target Company and consultation regarding the structuring of the acquisition, directly or indirectly, by Advantage Partners, LLP.

The Prospective Bidders are planning to acquire 100% of the issued shares of the Target Company through the TOB and subsequent procedures. The Prospective Bidders hold the common purpose of realizing an increase in the long term corporate value of the Target Company, and therefore will jointly commence the TOB for at least 75% of the issued shares of the Target Company. Recognizing that achieving an increase in the Target Company's corporate value will require a certain amount of time, the Prospective Bidders expect to hold the equity for at least three years to provide support to increase the corporate value of the Target Company.

Details of the conditions of the TOB, such as the period of the TOB, will be announced separately

subject to the approval necessary from the Commissioner of the FSA to become major shareholders of the Bank.

The possibility exists that the TOB by the Prospective Bidders may not proceed if certain developments occur such as the Prospective Bidders being unable to secure the necessary approval from the Commissioner of the FSA to become major shareholders of the Bank or certain conditions provided in the TOB Agreement entered into by and between the Largest Shareholders that allow for termination of the agreement, such as a Material Adverse Change, are triggered.

1. The Purpose of the TOB

The Target Company has achieved continuous growth by adopting unique strategies and approaches that differ from those of other banks. However, in order to maintain competitiveness in the Japanese banking market, where intense competition is expected to continue, and provide a higher level of service to customers, the Prospective Bidders believe that it is necessary to actively introduce measures that require larger investments such as releasing new financial products and expanding marketing efforts to other regions. In addition, the Prospective Bidders feel these measures necessary for long-term growth may result in near-term earnings fluctuation and limit the ability of the Target Company to realize immediate recognizable growth in corporate value. The Prospective Bidders are willing to accept this risk of near-term earnings fluctuation, and, by executing the TOB and taking the Target Company private, plan to intensely focus on increasing the long-term corporate value of the Target Company.

The shares of the Target Company are currently listed on the Tokyo Stock Exchange, Inc. (the "**TSE**"); however, subject to the number of shares ultimately acquired by the Prospective Bidders, the Target Company's shares may be delisted from the TSE in accordance with the procedures as provided in the securities listing regulations of the TSE. The Prospective Bidders intend to acquire 100% of the issued shares of the Target Company through the TOB and subsequent procedures.

If the Prospective Bidders acquire more than 75% but fail to successfully acquire 100% of the shares of the Target Company through the TOB, they will proceed in the following manner: (i) the Target Company will be converted into a corporation with class shares (*shurui kabusiki hakkou gaisha*) under the Corporate Act, (ii) all of the common shares of the Target Company shall be appended with a provision stating that the Target Company may acquire all of such shares, (iii) a different type of common share shall be distributed in exchange for all of such shares, (iv)

shareholders who would receive fractional shares will receive cash obtained from the sales of shares corresponding to the aggregate number of such fractional shares in accordance with legally stipulated procedures. After the Target Company has acquired the said shares in this manner, the Target Company's shares shall be delisted from the TSE.

The Largest Shareholders have agreed to support the TOB as long as certain conditions precedent prescribed in the TOB Agreement are satisfied.

2. Outline of the TOB

(1) Outline of the Target Company

(i) Trade Name	The Tokyo Star Bank, Limited
(ii) Business	Bank business and other businesses
(iii) Date of Incorporation	June 11th, 2001
(iv) Location of Head Office	Minato-ku, Tokyo
(v) Name and Title of Representative	L. Todd Budge, Director, President Chief Executive Officer Representative Executive Officer
(vi) Amount of Stated Capital	21 billion yen
(vii) Major Shareholders and Shareholding Ratio	LSF-TS Holdings SCA 34.05% LSF-Tokyo Star Holdings SCA 34.05%

(2) Period of the TOB

The period of the TOB will be announced separately subject to the approval necessary from the Commissioner of the FSA to become major shareholders of the Bank.

(3) Price of the TOB

360,000 yen per common share / 1 yen per share purchase warrant

(4) Calculation Basis of the Price of the TOB

The Prospective Bidders participated in an auction process to purchase the shares of the Target

Company held by the Largest Shareholders, resulting in the Prospective Bidders entering into the TOB Agreement with the Largest Shareholders to make an offer to purchase the shares at the price of 360,000 yen per share. The Prospective Bidders were selected because they presented the most favorable price relative to the other bidders during two bidding processes and subsequent negotiations.

In calculating the corporate value, the Prospective Bidders analyzed the financial situation of the Target Company, reviewed and verified various necessary documents of the Target Company, conducted meetings and discussions with the management of the Target Company, created and examined thoroughly a future business plan for the Target Company post transfer of ownership to the Prospective Bidders through the TOB, and ultimately determined an appropriate purchase price for the TOB of 360,000 yen per common share.

As a reference, the price of the TOB, which the Prospective Bidders determined in the manner described above, is approximately 10.8% and 8.5% higher than the Target Company's historical one-month and three-month average closing price on the TSE of 324,810 yen and 331,661 yen, respectively. In addition, it should be noted that the share price of the Target Company has risen dramatically since December 14, 2007 due to the publicity surrounding a potential transfer of the Target Company's shares held by the Largest Shareholders. The price of the TOB that the Prospective Bidders calculated in the manner described above is approximately 14.4% higher than the Target Company's one-month average closing price of 314,762 yen during the one-month trading period on the TSE prior to December 13, 2007, and is approximately 9.1% higher than the Target Company's three-month average closing price of 330,033 yen during the three-month trading period on the TSE prior to December 13, 2007.

With respect to the TOB of the share purchase warrants of the Target Company, as of today, the exercise price per common share of the share purchase warrants of the Target Company exceeds 360,000 yen, the purchase price per common share of the TOB. The share purchase warrants of the Target Company have been issued to the officers and employees of the Target Company and to the director of the subsidiary of the Target Company, and under the allotment agreement entered into by and between the Target Company, the holders of the share purchase warrants may not transfer, pledge or make any other disposition of all or part of the share purchase warrants to a third party. Therefore, because it is interpreted that the Prospective Bidders may not exercise the share purchase warrants even if the Prospective Bidders purchase these share purchase warrants through the TOB, the Prospective Bidders have determined that the offered purchase price of the share purchase warrants will be 1 yen as indicated above.

(5) The Number of the Shares Planned to be Purchased

525,000 shares

(6) Other Conditions and Methods of the TOB

<u>The existence and contents of the conditions set forth in each item of Article 27-13, Paragraph 4 of the Financial Instruments and Exchange Law</u>

None of the offered shares, etc. shall be required to be purchased in the case where the total number of offered shares, etc. is less than the Number of Shares Planned to be Purchased (525,000 shares).

All of the shares, etc. shall be purchased in the case where the total number of offered shares, etc. is more than the Number of Shares Planned to be Purchased (525,000 shares).

<u>Conditions of the Withdrawal of the TOB</u>

The TOB may be withdrawn in the case where the matters prescribed in (*i*) through (*ri*) and (*wo*) through (*so*) of item 1 of Paragraph 1, item 2 of Paragraph 1, (*i*) through (*chi*) of item 3 of Paragraph 1, item 5 of Paragraph 1, and item 3 through item 6 of Paragraph 2, of Article 14 of the Implementation Orders of the Financial Instruments and Exchange Law occurs.

(7) Conditions to Commence the TOB

If certain developments occur such as the Prospective Bidders are unable to secure the necessary approval from the Commissioner of the FSA to become major shareholders of the Bank or certain conditions provided in the TOB Agreement entered into by and between the Largest Shareholders that allow for termination of the agreement, such as a Material Adverse Change, are triggered, the Prospective Bidders may not commence the TOB.

(8) Other

Other details of the conditions of the TOB, such as the period of the TOB, are to be announced separately subject to the approval necessary from the Commissioner of the FSA to become major shareholders of the Bank.

END